UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UTStarcom Holdings Corp.

(Name of Subject Company (Issuer))

UTStarcom Holdings Corp.

(Names of Filing Persons (Issuer and Offeror))

Ordinary Shares, $0.00125 par value

(Title of Class of Securities)

G9310A106

(CUSIP Number of Class of Securities)

William Wong

Chief Executive Officer

UTStarcom Holdings Corp.

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Center

Daxing District, Beijing, P.R. China

(86 10) 8520-5588

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Scott Anthony

Covington & Burling LLP

333 Twin Dolphin Drive, Suite 700

Redwood Shores, CA 94065

(650) 632-4703

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$30,000,000	$4,092

(1)         The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 25,000,000 ordinary shares, $0.00125 par value, at $ 1.20 per share.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,092	Filing Party: UTStarcom Holdings Corp.
Form or Registration No.: Schedule TO	Date Filed: November 30, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 30, 2012 (as amended, the “Schedule TO”), and relates to the offer by UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands (“UTStarcom,” the “Company” or “our”), to purchase up to 25,000,000 of its ordinary shares, $0.00125 par value per share (the “Shares”), at a price of $1.20, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed on Schedule TO dated November 30, 2012 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

(1)         The second full sentence in the paragraph under the heading “Once I have tendered Shares in the Offer, may I withdraw my tendered Shares?”, on page 4 of the Offer to Purchase, is hereby amended and restated as follows:

“If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares beginning at 12:01 A.M., New York City time, on Wednesday, January 30, 2013.”

(2)         The second sentence in the first paragraph under “Item 4. Withdrawal Rights.”, on page 17 of the Offer to Purchase, is hereby amended and restated as follows:

“Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless we have accepted tendered Shares for payment under the Offer, may also be withdrawn beginning at 12:01 A.M., New York City time, on Wednesday, January 30, 2013.”

(3)         The third sentence in the second paragraph under the heading “2. Requirements of Tender.”, on page 8 of the Letter of Transmittal, is hereby amended and restated as follows:

“Shares that have not previously been accepted by UTStarcom for payment may be withdrawn beginning at 12:01 A.M., New York City time, on Wednesday, January 30, 2013.”

(4)         The second sentence in the first paragraph under “Item 7. Conditions of the Offer.”, on page 19 of the Offer to Purchase, is hereby amended and restated as follows:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if any time on or after the date of this Offer to Purchase and prior to the Expiration Date any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (excluding any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

(5)         The paragraph entitled “Share Repurchase Program.” under “Item 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”, on page 26 of the Offer to Purchase is hereby amended and supplemented by adding the following information to the end thereof.

“The individual repurchases made by the Company pursuant to the share repurchase program during the 60 days prior to November 30, 2012 are as follows:

Date of Repurchase	Price	Shares Repurchased	Total Purchase Price

October 1, 2012	$1.0313	58,839	$60,680.66
October 2, 2012	$1.0286	61,736	$63,501.65
October 3, 2012	$1.0152	63,361	$63,324.09
October 4, 2012	$1.0247	55,234	$56,598.28
October 5, 2012	$1.0336	30,467	$31,490.69
October 8, 2012	$1.04	27,802	$28,914.08
October 9, 2012	$1.0314	38,946	$40,168.90
October 10, 2012	$1.0023	58,049	$58,182.51
October 11, 2012	$0.9828	63,106	$62,020.58
October 12, 2012	$0.9732	64,432	$62,705.22
October 15, 2012	$0.9872	39,321	$38,817.69
October 16, 2012	$0.9807	61,726	$60,534.69
October 17, 2012	$0.9861	66,557	$65,631.86
October 18, 2012	$0.9884	54,321	$53,690.88
October 19, 2012	$0.9827	35,053	$34,446.58
October 22, 2012	$0.9797	19,409	$19,015.00
October 23, 2012	$0.9743	64,415	$62,759.53
October 24, 2012	$0.9732	65,230	$63,481.84
October 25, 2012	$0.9659	59,794	$57,755.02
October 26, 2012	$0.9622	58,607	$56,391.66
October 31, 2012	$0.9688	53,164	$51,505.28
November 1, 2012	$0.9918	51,194	$50,774.21
November 2, 2012	$0.9999	59,071	$59,065.09
November 5, 2012	$1.0279	62,234	$63,970.33
November 6, 2012	$1.0666	61,370	$65,457.24
November 7, 2012	$1.0486	45,045	$47,234.19
November 8, 2012	$1.0331	61,893	$63,941.66
November 9, 2012	$1.0458	42,693	$44,648.34
November 12, 2012	$1.0324	54,900	$56,678.76
November 13, 2012	$1.0379	13,436	$13,945.22
November 14, 2012	$1.0259	62,251	$63,863.30
November 15, 2012	$0.9054	68,369	$61,901.29
November 16, 2012	$0.7536	78,964	$59,507.27

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTSTARCOM HOLDINGS CORP.

/s/ Robert Pu
Name: Robert Pu
Title: Chief Financial Officer

Date: December 18, 2012

Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated November 30, 2012	Schedule TO	a(1)(i)	11/30/12

a(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Schedule TO	a(1)(ii)	11/30/12

a(1)(iii)	Notice of Guaranteed Delivery	Schedule TO	a(1)(iii)	11/30/12

a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO	a(1)(iv)	11/30/12

a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO	a(1)(v)	11/30/12

a(5)(i)	Press Release, dated November 30, 2012.	Schedule TO	a(5)(i)	11/30/12

a(5)(ii)	Summary Advertisement, dated November 30, 2012.	Schedule TO	a(5)(ii)	11/30/12

(b)	None.	—	—	—

d(1)	Amended 2001 Director Option Plan and forms of related agreements.	10-K	10.66	6/1/06

d(2)	2003 Nonstatutory Stock Option Plan.	S-8	4.4	9/15/03

d(3)	Amended and Restated Change of Control/Involuntary Termination Severance Agreement by and between Hong Liang Lu and UTStarcom, Inc., effective as of January 30, 2008.	8-K	10.1	2/5/08

d(4)	Form of Restricted Stock Agreement for use under the Company’s 1997 Stock Plan.	8-K	10.1	9/12/05

d(5)	Form of Director and Officer Stock Option Agreement for use under the Company’s 1997 Stock Plan.	8-K	10.1	12/6/05

d(6)	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009

d(7)	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009

d(8)	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009

d(9)	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009

d(10)	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009

d(11)	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07

d(12)	Stock Option Amendment Election Form executed by Hong Liang Lu on December 29, 2006.	8-K	10.2	1/4/07

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
d(13)	UTStarcom, Inc. Amended and Restated Vice President Change in Control and Involuntary Termination Severance Pay Plan.	10-Q	10.1	5/8/2009

d(14)	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009

d(15)	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009

d(16)	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009

d(17)	Amendment to Stock Option Agreements dated January 11, 2008 between the Company and Hong Liang Lu.	8-K	10.1	1/17/08

d(18)	Amendment dated December 17, 2008 to Amended and Restated Change of Control/Involuntary Termination Severance Agreement, dated as of January 30, 2008, by and between Hong Liang Lu and UTStarcom, Inc.	10-K	10.42	3/2/2009

d(19)	Amendment to Equity Awards dated December 17, 2008.	10-K	10.46	3/2/2009

d(20)	Letter dated December 17, 2008 regarding Financial Planning Program.	10-K	10.47	3/2/2009

d(21)	Form of Indemnification Agreement	F-4	10.1	4/29/2011

d(22)	Agreement and Plan of Merger and Reorganization	F-4	2.1	5/23/2011

d(23)	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010

d(24)	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010

(g)	None.	—	—	—

(h)	None.	—	—	—